Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 001-31769)

This filing relates to a planned business combination between American Tower Corporation (“American Tower”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among American Tower, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to the American Tower Report on Form 8-K dated May 5, 2005.

On May 17, 2005, American Tower sent the following communication to its employees:

Frequently Asked Questions

May 17, 2005

1.	What does the merger announcement mean to me and my future employment with American Tower?

It’s too soon to tell what the merger means to specific people in specific jobs in specific locations. What we can say is that we will communicate decisions that have an impact on specific locations as soon as we can. Employees who do not have a continuing role with the new organization due to the merger will be notified at least 30 days in advance and will be eligible for severance payments, as described below.

In order to be eligible for a severance you must be actively employed until your position is no longer required – this may be after the closing — and sign a separation and release agreement upon termination. Employees who are offered a position following the merger that is substantially similar in responsibility and is located within a reasonable distance from their pre-merger location (as determined by American Tower) will not be eligible to participate in the severance program, regardless of whether or not they accept the position.

Summary of Severance Program

Directors (Including Area General Managers and National Account Mangers):

➢	Continuation of salary for a minimum of 6 months, plus one weeks salary for every completed year of service, up to a maximum of 9 months

➢	Continued vesting of stock options granted pursuant to the stock option plan through March 2, 2006, at which point participants will have 90 days to exercise any then vested options

➢	American Tower will offset the cost of COBRA for medical and dental coverage continuation through the period of severance

Managers:

➢	Continuation of salary for a minimum of 3 months, plus one weeks salary for every completed year of service, up to a maximum of 6 months

➢	Continued vesting of stock options granted pursuant to the stock option plan through March 2, 2006, at which point participants will have 90 days to exercise any then vested options

➢	American Tower will offset the cost of COBRA for medical and dental coverage continuation through the period of severance

Customer Care Employee T.E.A.M. Award Recipients and Commission Employees (including Customer Accounting, LAPM, U.S. Tower Finance, IT and Corporate):

➢	Continuation of salary for a minimum of 3 months, plus one weeks salary for every completed year of service in excess of 3 years, up to a maximum of 6 months

➢	Continued vesting of stock options granted pursuant to the stock option plan through March 2, 2006, at which point participants will have 90 days to exercise any then vested options

➢	American Tower will offset the cost of COBRA for medical and dental coverage continuation through the period of severance

Other T.E.A.M. Award Recipients and Commission Eligible Employees:

➢	Continuation of salary for a minimum of 4 weeks, plus one weeks salary for every year of completed service, up to a maximum of 3 months

➢	Continued vesting of stock options granted pursuant to the stock option plan through March 2, 2006, at which point participants will have 90 days to exercise any then vested options

➢	American Tower will offset the cost of COBRA for medical and dental coverage continuation through the period of severance

Base salary will be determined as of the date of termination. For commission eligible employees, such as Account Managers, base salary will be defined by annualizing the most recent 12 months of cash compensation, dividing it by 52 and multiplying it by the number of weeks an individual is eligible for severance. Non-exempt weekly salary amounts will be based upon the number of hours an employee is regularly scheduled to work. All severance payments will be subject to applicable payroll taxes and voluntary deduction amounts. While it is not anticipated, American Tower reserves the right to amend or suspend this Severance Program at any time.

Accrued but unused vacation will be paid out at the time of separation in accordance with American Tower’s vacation policy.

2.	How much notice will I receive if my job is eliminated due to the merger?

American Tower will provide at least 30 days advance notice to anyone whose position is eliminated due to the merger. Where possible, notice will be longer than 30 days.

3.	Will the operational support functions currently being performed in Woburn stay in Woburn or will they be moved to Cary?

It’s too soon to tell what the merger means to specific people in specific jobs in specific locations. What we can say is that we will communicate decisions that have an impact on specific locations as soon as possible, which may be after the close of the merger. American Tower employees who do not have a continuing role with American Tower due to the merger will be eligible to participate in the severance program described above.

4.	How will the announcement of the merger affect my sick days and vacation time?

There are no changes to American Tower’s sick and vacation day policies due to the announcement. Sick days taken prior to the announcement will be counted towards the annual sick days allowable for the calendar year. Likewise, any vacation days taken count toward your annual vacation accrual. As usual, vacation days not taken by the end of the calendar year will be forfeited.

5.	How does the merger announcement affect my current compensation?

The announcement itself does not change American Tower’s current compensation programs. Pre-announcement compensation programs will remain in effect through the remainder of the calendar year.

6.	I’ve heard about a special incentive for some employees of American Tower. How do I know if I am eligible?

A Special Incentive Program has been announced for employees of American Tower’s Customer Care Centers. In support of our statements that it is “business as usual,” we all need to be focused on achieving (or exceeding) our 2005 goals and objectives. To that end, all employees of our Customer Care Centers who were employed on the day of the announcement (May 4, 2005) and who are still employed as of the close of the merger, are eligible for a special incentive payment if the U.S. Tower Division achieves its 2005 EBIDTA goals. The Special Incentive Program is described below.

Special Incentive

➢	Customer Care Center Directors and Managers – 10% of base salary. Base salary will be determined based upon annualized salary in place on December 31, 2005

➢	Customer Care Center T.E.A.M. Award Members and Commissioned Employees—$2,500.00

The Special Incentive award will be payable as soon as administratively feasible following the year-end financial close and will be subject to all applicable payroll taxes and voluntary deductions. Eligible employees who receive a severance related to the merger prior to the payout of the Special Incentive award will still be eligible for the award. Eligible employees who voluntarily terminate their employment prior to the payment date will not be eligible for the award.

Customer Care Centers are defined as LAPM, U.S. Tower Finance (including Services and Procurement), Customer Accounting, IT, Process Excellence, named Integration Team members, and Corporate.

7.	Will the T.E.A.M. Award continue now that we have announced a merger with SpectraSite?

Yes, the quarterly T.E.A.M. Award will continue throughout 2005 because it is business as usual. As you may know, the T.E.A.M. Award is designed to recognize and reward members of our teams who are dedicated to achieving our quarterly performance goals and do not participate in another incentive program. This year, the target for our T.E.A.M. Award is achieving or exceeding the U.S. Tower Division’s quarterly EBITDA goals. Each quarter the U.S. Tower Division achieves its quarterly EBITDA goal, eligible team members receive $500. To be eligible for the T.E.A.M. Award, employees must have been employed by American Tower for the entire quarter. For purposes of T.E.A.M. Award eligibility, the Special Incentive Program described in question number 6 is does not count as another “incentive program.”

8.	Does the announcement of the merger impact when I can sell my shares of American Tower stock that I purchased through the Employee Stock Purchase Plan?

The announcement of the merger does not impact your participation in American Tower’s Employee Stock Purchase Plan (ESPP). Participants may sell the shares as soon as they are issued as part of the program, subject at all times to our Anti-Insider Trading Policy. Employees do not have to wait until the merger closes to sell shares.

9.	Are we, as managers, allowed to fill open positions?

Yes, our focus should be on business as usual. As always it is important that all managers continue to work with their functional Vice President to ensure that the open position is still aligned with department needs.

10.	Will American Tower be expanding any office locations or adding staff to accommodate additional leases following the merger?

It is uncertain at this time how specific office locations or staffing levels will be affected by the merger.

11.	What will be the responsibility of the Integration Team?

The Integration Team will be responsible for high level business model evaluation, company needs analysis, evaluation of current technology systems, processes and procedures, determination of timing, costs, people/resources, training and identifying major integration issues and solutions.

12.	When do we expect to close the deal?

We hope to close the merger in the second half of 2005, but the actual timing is dependent upon external factors (e.g., potential SEC and DOJ review) not within American Tower’s control.

13.	Does the announcement of the merger with SpectraSite impact American Tower stock options?

No, the announcement does not impact American Tower stock options. Employees will continue to vest in their option grants as usual and pursuant to the terms of the stock option plan.

14.	If my position is eliminated, will I be considered for other positions or may I apply for open positions?

As part of the merger, we are looking to retain the best people from both companies. If during this process your position is eliminated, you may be asked to assume different responsibilities or be eligible to apply for open positions for which you are qualified.

15.	What should we tell vendors or suppliers who ask us about their ability to work with American Tower after the merger?

While the merger is subject to outside legal review, we are generally not permitted to discuss post-merger topics. Please refer any questions to the Legal Department.

16.	Can I discuss the merger with SpectraSite employees?

At this time, the only people who should be talking with SpectraSite employees are members of the Integration Team (and even members of the Integration Team are subject to specific limits in interacting with SpectraSite employees). The only exception is if your job normally involves interacting with SpectraSite employees (for example, in an industry group). Please refer any questions to the Legal Department.

*******************************************************************************************

Cautionary Language Concerning Forward-Looking Statements

Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and SpectraSite management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and Spectrasite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4, containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and security holders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement / Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite at SpectraSite, Inc. 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus and to be filed with the SEC.